Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2008 APR 17 P 12:49

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07 April 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

08001886

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. 88(2) – Return of allotment of shares
2. 88(2) – Return of allotment of shares
3. 363s – Annual Return
4. 363s – Annual Return

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

File No. 82-5162

RECEIVED

2008 APR 17 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals

CHWP000

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares)

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	01	2008	31	01	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	38,051		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	£1.73 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract	

TUESDAY

A1YNHXCM

A21 19/02/2008 129

COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSBC Global Custody Nominee (UK) Ltd Address: 8 Canada Square London UK Postcode E14 5HQ	Ordinary 1p	38,051
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/2/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

Tel
DX number DX exchange

19/3/08

File No. 82-5162

Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	02	2008	29	02	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	16,697		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	£1.73 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) HSBC Global Custody Nominee (UK) Ltd Address 8 Canada Square London UK Postcode E14 5HQ	Ordinary 1p	16,697
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/3/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

	Tel
DX number	DX exchange

File No. 82-5162

Bulk

RECEIVED

2008 APR 17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

530349/30

Companies House — for the record —

Company Name

MICHAEL PAGE INTERNATIONAL PLC

363s Annual Return

Company Type
Public Limited Company

Company Number
3310225

Information extracted from Companies House records on **22nd January 2008**

> Please check the details printed in the "Current details" column
> If any details are wrong, strike the[...] in the "Amended details" colum[...]
> Please complete in black ink and [...]

THURSDAY

R099HX0N
RM 07/02/2008 32
COMPANIES HOUSE

Section 1: Company details

Ref 3310225/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Page House 1 Dashwood Lang Road The Bourne Business Park Addlestone Surrey KT15 2QW**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Address where the Register is held Capita Registrars Northern House Woodstork Park Fenay Bridge Huddersfield West Yorkshire HD8 0LA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column* > *Please enter additional principal activity code(s) in "Amended details" column See notes for guidance for list of activity codes*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Company Secretary must be notified on form 288a*	**Name** **Kelvin John STAGG** **Address** **291 St Margarets Road** **St Margarets** **Middlesex** **TW1 2PN**	Name ______ ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ⎵⎵⎵⎵ ⎵⎵⎵ Date of change ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵ Date Kelvin John STAGG ceased to be secretary (if applicable) ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Stephen John BOX** **Address** **Great Dewlands** **Dewlands Hill** **Rotherfield** **East Sussex** **TN6 3RU** **Date of birth** 13/09/1950 **Nationality** British **Occupation** Non Executive Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ⎵⎵⎵⎵ ⎵⎵⎵ Date of birth ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵ Nationality ______ Occupation ______ Date of change ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵ Date Stephen John BOX ceased to be director (if applicable) ⎵⎵ / ⎵⎵ / ⎵⎵⎵⎵

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Charles Henri DUMON** **Address** **Chemin Du Port Noir 10** **1207 Geneva** **Switzerland** **Date of birth** **30/09/1958** **Nationality** **French** **Occupation** **Executive Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Charles Henri DUMON ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Stephen John INGHAM** **Address** **Monks Hall** **Lower Sandhurst Road,** **Finchampstead** **Wokingham** **Berkshire** **RG40 3TH** **Date of birth** **08/03/1962** **Nationality** **British** **Occupation** **Executive Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ______ Occupation ______ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Stephen John INGHAM ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

correct details in the
Address
Tick this box if this address is a service

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	Name Ruby MCGREGOR-SMITH This is a service address for the beneficiary of a Confidentiality Order **Address** **8 Monarch Court** **The Brooms Emersons Green** **Bristol** **BS16 7FH**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______
Particulars of a new Director must be notified on form 288a	**Date of birth** 22/02/1963 **Nationality** British **Occupation** C E O	UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Ruby MCGREGOR-SMITH ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	Name Timothy John MILLER **Address** **42 Grantbridge Street** **London** **N1 8JN**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______
Particulars of a new Director must be notified on form 288a	**Date of birth** 13/10/1957 **Nationality** British **Occupation** Director	UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Timothy John MILLER ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	Name Sir Adrian Alastair MONTAGUE CBE This is a service address for the beneficiary of a Confidentiality Order **Address** British Energy Alba Campus Livingstone EH54 7EG	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ____
Particulars of a new Director must be notified on form 288a	**Date of birth** 28/02/1948 **Nationality** British **Occupation** Non Executive Director	UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____ Occupation ____ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Sir Adrian Alastair MONTAGUE CBE ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	Name Stephen Ronald PUCKETT **Address** The Cottage The Kings Drive Burhill Park Walton On Thames Surrey KT12 4BA	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ____
Particulars of a new Director must be notified on form 288a	**Date of birth** 14/06/1961 **Nationality** British **Occupation** Executive Director	UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____ Occupation ____ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Stephen Ronald PUCKETT ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Company Number - 3310225

Section 2 Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** **Hubert Valentine REID**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985
	Address **74 Chelsea Park Gardens** **London** **SW3 6AE**	Address ____
	Date of birth 24/11/1940	UK Postcode ____ Date of birth __/__/____
Particulars of a new Director must be notified on form 288a	**Nationality British**	Nationality ____
	Occupation Director	Occupation ____
		Date of change __/__/____
		Date Hubert Valentine REID ceased to be director (if applicable) __/__/____

Issued share capital details

> *Please fill in the details of total share capital by class (eg capital by class (eg ordinary, preference etc) that has been issued to the company's shareholders*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
Ordinary	327,431,786	1p each each = £3,274,317

> *Please fill in the total number of issued shares and their total nominal value*

Number of shares issued ____________

Aggregate Nominal Value of issued shares ____________

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on 30/01/2007

> **REMEMBER:**
> *Changes to shareholder particulars or details of shares transferred to be completed each year*
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 3310225

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return
shares since the last annual return

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company

> Please copy this page if there is not enough space to enter all the company's current shareholders

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3310225

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return Also, please give the dates that their shares were transferred

> Please copy this page if there is not enough space to enter all the

> Please copy this page if there is not enough space to enter all the company's former shareholders

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3310225

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below

> If you want to change the made up date of this annual return, please complete 2 below
please complete 2 below

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below) I enclose the filing fee of £30

Signature ______ (~~Director~~ / Secretary)

Date 30/01/2008

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below

2. Date of this return

☑ This AR is made up to ***30/1/2008***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

***Note** The form must be delivered to CH within 28 days of this date*

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th January 2009** please give the new date here

__ / __ / ____

4. Where to send this form

☐ Please return this form to

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Contact Name ______

Telephone number *inc code* ______

Address ______

DX number *if applicable* ______

DX exchange ______

Postcode ______

FORM ML8 (03/07)

PAPER/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 3310225

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON FICHE APPROXIMATELY 10 DAYS FROM 12/02/08. TO ORDER A COPY OF THE BULK LIST ON CD ROM OR PAPER CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0870 333 3636

File No. 82-5162

FRIDAY

A9BCRNBV
A57 23/02/2007 475
COMPANIES HOUSE

N/R

Companies House
— for the record —

Company Name
MICHAEL PAGE INTERNATIONAL PLC

363s Annual Return

Company Type
Public Limited Company

Company Number
3310225

Information extracted from Companies House records on
24th January 2007

> Please check the details printed in the **"Current details"** column
> If any details are wrong, strike them through and write the correct details in the **"Amended details"** column
> Please complete in **black** ink and use capitals

Section 1: Company details

Ref 3310225/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Page House 1 Dashwood Lang Road The Bourne Business Park Addlestone Surrey KT15 2QW**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Address where the Register is held** ~~Capita Irg The Registry 34 Beckenham Road Beckenham Kent BR3 4TU~~	Address CAPITA REGISTRARS NORTHERN HOUSE, WOODSTONE PARK, FENAY BRIDGE, HUDDERSFIELD, WEST YORKSHIRE, ~~HD8~~ UK Postcode HD8 0LA
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column See notes for guidance for list of activity codes*

RECEIVED
2007 APR 17 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7/3/07 214

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Company Secretary must be notified on form 288a*	**Name** **Kelvin John STAGG** **Address** **291 St Margarets Road** **St Margarets** **Middlesex** **TW1 2PN**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723I of the Companies Act 1985 Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Kelvin John STAGG ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Stephen John BOX** **Address** **Great Dewlands** **Dewlands Hill** **Rotherfield** **East Sussex** **TN6 3RU** **Date of birth** **13/09/1950** **Nationality** **British** **Occupation** **Non Executive Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985 Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Stephen John BOX ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a.*	**Name** **Charles Henri DUMON** **Address** **Chemine De La Mairie 8A** **1223 Cologny** **Switzerland** **Date of birth** **30/09/1958** **Nationality** **French** **Occupation** **Executive Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Charles Henri DUMON ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Stephen John INGHAM** **Address** **Monks Hall** **Lower Sandhurst Road,** **Finchampstead** **Wokingham** **Berkshire** **RG40 3TH** **Date of birth** **08/03/1962** **Nationality** **British** **Occupation** **Executive Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address ______ ______ ______ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ______ Occupation ______ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Stephen John INGHAM ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Timothy John MILLER** **Address** ~~**Saint Maragarets Lodge** **48 Ledborough Lane** **Beaconsfield** **Buckinghamshire** **HP9 2DD**~~ **Date of birth** **13/10/1957** **Nationality** **British** **Occupation** **Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 Address 42 GRANTBRIDGE STREET LONDON N1 8JN UK Postcode N1 8JN Date of birth ~~[illegible]~~ IGNORE Nationality BRITISH Occupation DIRECTOR Date of change 01 / 12 / 2006 Date Timothy John MILLER ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Director must be notified on form 288a*	**Name** **Adrian Alastair MONTAGUE** **Address** **Pegsdon Barns** **Pegsdon** **Hitchin** **Hertfordshire** **SG5 3JZ** **Date of birth** **28/02/1948** **Nationality** **British** **Occupation** **Non Executive Director**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985 Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Adrian Alastair MONTAGUE ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** **Stephen Ronald PUCKETT**	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985
	Address **The Cottage** **The Kings Drive Burhill Park** **Walton On Thames** **Surrey** **KT12 4BA**	Address ______ ______ ______
	Date of birth **14/06/1961**	UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊
	Nationality **British**	Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
Particulars of a new Director must be notified on form 288a	**Occupation** **Executive Director**	Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Stephen Ronald PUCKETT ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column*	**Name** **Hubert Valentine REID**	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985
	Address **74 Chelsea Park Gardens** **London** **SW3 6AE**	Address ______ ______ ______
	Date of birth **24/11/1940**	UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊
	Nationality **British**	Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
Particulars of a new Director must be notified on form 288a	**Occupation** **Director**	Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Hubert Valentine REID ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

Section 3: Share Capital

(C

Issued share capital details

> Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINAY	333,334,274	£3333,343

> Please fill in the total number of issued shares and their total nominal value.

Number of shares issued: 333,334,274

Aggregate Nominal Value of issued shares: £3333,343

List of past and present members (Tick appropriate box)

> *Please complete the required information on the attached schedules or in another format agreed by Companies House*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 30/01/2006

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of first return, since the incorporation of the company

> Please copy this page if there is not enough space to enter all the company's current shareholders

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return Also, please give the dates that their shares were transferred

> Please copy this page if there is not enough space to enter all the company's former shareholders

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below

> If you want to change the made up date of this annual return, please complete 2 below

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below) I enclose the filing fee of £30

Signature [signature] (~~Director~~ / Secretary)

Date 21 / 02 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below

2. Date of this return

☐ This AR is made up to ***30/1/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th January 2008** please give the new date here

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Contact Name SABRINA FREELAND

Telephone number *inc code* 01932 264144

Address 1 DASHWOOD LANG RD, THE BOURNE BUSINESS PARK, ADDLESTONE, SURREY

DX number *if applicable*

DX exchange

Postcode KT15 2QW

FORM ML8(03/07)
PAPER/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER – 3310225

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST WILL BE AVAILABLE TO REQUEST ON CDROM APPROXIMATELY 10 DAYS FROM 19/03/08. TO ORDER A COPY OF THE BULK LIST ON CD ROM CALL THE NUMBERS BELOW:

COMPANIES HOUSE DIRECT CUSTOMERS PLEASE PHONE 08457 573991

WEB CUSTOMERS PLEASE PHONE 0870 333 3636

END